                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of May 17, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

                                     [Logo]

                                   MERANT(TM)

                        When Development Means Business






















                      2nd Interim Report       January 31, 1999

                             Letter to Shareholders

Dear MERANT shareholder:

This report covers the period from August 1, 1998 to January 31, 1999. On September 24, 1998, MERANT plc (formerly Micro Focus Group Plc) acquired INTERSOLV, Inc. On November 30, I was appointed as Chief Executive Officer. During the following two months I moved aggressively to identify and integrate our executive management team, visit each of our offices to establish a leadership presence for the Company, bring focus and discipline to our sales forecasting, define who we are for our customers, our staff, industry and financial analysts and the press, and consolidate the Company under one name, MERANT, with one mission: Accelerate our customer's business through the application of innovative information technology.

We are beginning to see the positive results of strategic steps we have taken to realign and combine the technology, distribution and service strengths of the merged organizations of Micro Focus and INTERSOLV. As a combined Company, we are now expanding our leadership in the Enterprise Application Development market.

Recent examples of the breadth and depth of MERANT's innovative technology and application solutions include DataDirect technology, which now drives E-business on Infoseek's GO Network; Net Express(TM) 3.0, a ground-breaking development environment for E-COBOL applications that extends core business processes to the Web and other distributed computing platforms; and PVCS Dimensions Replicator(TM), a leading distributed development system for facilitating software development processes in decentralized and distributed team environments.

The Company has changed its accounting  year-end from January 31 to April
30. Consequently, the Company is publishing this Second Interim Report covering the six-month period to January 31, 1999. The Company's next Annual Report will cover the period ended April 30, 1999.

The Company's U.K. format financial statements, which are prepared under U.K. generally accepted accounting principles (GAAP), show revenue for the six months ended January 31, 1999 of GBP 97.5 million, an increase of 75% over the GBP 55.7 million reported for the corresponding period last year. In accordance with U.K. GAAP, the INTERSOLV transaction has been accounted for as an acquisition and the U.K. format results incorporate the results of INTERSOLV from the date of the acquisition. Goodwill arising from the acquisition, which totalled GBP 140.1 million, will be charged against income over a four-year term. The results for the six months ended January 31, 1999 include charges of GBP 12.4 million for amortisation of goodwill and GBP 11.8 million for other one-time costs associated with the acquisition. Excluding those charges, profit after taxation was GBP 6.2 million compared with GBP 7.0 million in the prior year period and diluted earnings per ordinary share were 5.1 pence compared with 8.8 pence. Including the effect of those charges, loss after taxation was GBP 14.3 million and loss per ordinary share was 11.8 pence.

Net revenue for the twelve months ended January 31, 1999 increased 61% to GBP 156.1 million from GBP 97.0 million for the comparable prior year period. Profit after taxation, excluding non-recurring charges and amortisation of goodwill associated with the INTERSOLV acquisition, increased by 26% to GBP 13.0 million from GBP 10.4 million for the comparable prior year period; and diluted earnings per ordinary share were 12.7 pence for the twelve-month period compared with 13.3 pence for the comparable prior year period. Including the effect of those charges, loss after taxation was GBP 7.6 million and loss per ordinary share was 7.3 pence.

During the period, MERANT also acquired its Australian distributor in a transaction also accounted for as an acquisition. The contribution made by this acquisition in the period was not significant.

Under U.S. GAAP, the acquisition of INTERSOLV has been accounted for using the pooling-of-interests method. Accordingly, the U.S. financial data for all periods presented in this report includes the results of INTERSOLV. Also, due to the change in fiscal year end, the U.S. financial reports are based on results for the first nine months of the fiscal year beginning May 1, 1998 and ending April 30, 1999. Revenue for the nine-month period increased 2% to $278.2 million from $272.0 million for the comparable nine-month period ended January 31, 1998. Excluding one-time charges, net income for the nine months was $13.6 million compared with $21.6 million for the comparable period of fiscal 1998 and diluted earnings per American Depositary Share ("ADS") were $0.47 compared with $0.75 in the comparable prior-year period. Each ADS represents five ordinary shares.

Our overall revenue performance was in line with expectations. Our transformation business activities are expanding well beyond the Year 2000 requirements to meet current customer needs including ongoing euro conversions, Web enablement of legacy systems and enterprise wide solutions.

Your management team is committed to delivering benefits and growth from the integration of MERANT into one company, recognised globally as the leader in Enterprise Application Development. I intend to more thoroughly describe our vision and strategy in my next communication, which will be the first MERANT Annual Report, prior to our annual general meeting planned for September, 1999.

/s/ Gary G. Greenfield

Gary Greenfield
President and Chief Executive Officer
April 30, 1999


As a foreign private issuer in the United States, MERANT is not required to file quarterly reports with the U.S. Securities and Exchange Commission ("SEC"). However, in the interest of serving our U.S. shareholders in a manner consistent with other U.S. investments, beginning in June 1997, MERANT began to furnish to the SEC on a voluntary basis quarterly reports on Form 6-K which include MERANT's results for the applicable quarter in a format similar to that of a Form 10-Q. MERANT invites its UK shareholders to review these materials as well, which may be obtained from the SEC website located at http://www.sec.gov.

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This second interim report contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future, the potential for a decrease in net revenue which may be caused by delays in the timing of the delivery of products or services, the ability of MERANT to develop, release and sell products and services to customers in the highly dynamic market for enterprise application development solutions, the potential need for enterprise application development solutions to shift based on changes in underlying technology standards coming into use, and the effect of competitors' efforts to enter MERANT's markets. Further information on potential factors which could affect MERANT's financial results is included in the Registration Statement on Form F-4 relating to the INTERSOLV acquisition, MERANT's Annual Report on Form 20-F for the year ended January 31, 1998 and Quarterly Reports on Form 6-K for the quarters ended April 30, 1998, July 31, 1998, October 31, 1998 and January 31, 1999, and INTERSOLV's Annual Report on Form 10-K for the year ended April 30, 1998 and Quarterly Report on Form 10-Q for the quarter ended July 31, 1998, each as filed or submitted (as the case may be) with the SEC, as they may be updated and amended with future filings.
                                                                              3

               CONSOLIDATED STATEMENTS OF INCOME - IN U.S. FORMAT

 .........................................................................................................................
                                                                            Three       Three       Nine        Nine
                                                                           months      months      months      months
(in thousands of U.S. dollars, except share, per share and                  ended       ended       ended       ended
ADS data)                                                                 January     January     January     January
(unaudited)                                                              31, 1999    31, 1998    31, 1999    31, 1998
-------------------------------------------------------------------------------------------------------------------------
Net revenue                                                                   95,717     100,889     278,151     272,038
-------------------------------------------------------------------------------------------------------------------------
Costs and expenses
      Cost of revenue                                                         27,898      26,708      80,065      72,653
      Research and development                                                15,147      14,972      45,876      45,628
      Sales and marketing                                                     36,281      35,073     110,079     101,764
      General and administrative                                              10,287       9,177      26,271      22,412
      One time charges                                                          -            -        49,662         176
------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                                      89,613      85,930     311,953     242,633
-------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                                  6,104      14,959    (33,802)      29,405
Interest income, net                                                           1,908       1,066       4,938       2,897
 .........................................................................................................................
Income (loss) before income taxes                                              8,012      16,025    (28,864)      32,302
Income taxes                                                                  (2,800)     (5,266)      (998)     (10,681)
-------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                             $5,212     $10,759   ($29,862)     $21,621
-------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share: basic                                             $0.04       $0.08     ($0.21)       $0.16
Net income (loss) per ADS: basic                                               $0.18       $0.39     ($1.04)       $0.79
-------------------------------------------------------------------------------------------------------------------------
Shares used in computing basic net income (loss) per share (thousands)       143,669     137,823     143,310     137,035
ADSs used in computing basic net income (loss) per ADS (thousands)            28,734      27,565      28,662      27,407
-------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share: diluted                                           $0.04       $0.07     ($0.21)       $0.15
Net income (loss) per ADS: diluted                                             $0.18       $0.37     ($1.04)       $0.75
-------------------------------------------------------------------------------------------------------------------------
Shares used in computing diluted net income (loss) per share (thousands)     143,726     145,618     143,310     144,149
ADSs used in computing diluted net income (loss) per ADS (thousands)          28,745      29,124      28,662      28,830
-------------------------------------------------------------------------------------------------------------------------
Excluding one time charges
Income before income taxes                                                    $8,012     $16,025     $20,798     $32,302
Net income                                                                    $5,212     $10,759     $13,564     $21,621
Net income per ADS: diluted                                                    $0.18       $0.37       $0.47       $0.75
-------------------------------------------------------------------------------------------------------------------------
Note:  Shares and  per-share  data for all periods  presented  above reflect the
5-for-1 stock split of the Company's ordinary shares,  which was effective as of close of business on March 13, 1998.  Each  American  Depositary  Share  ("ADS")
represents five ordinary shares.

        CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - IN U.S. FORMAT

 .........................................................................................................................
                                                                            Three       Three        Nine        Nine
                                                                           months      months      months      months
(in thousands)                                                              ended       ended       ended       ended
(unaudited)                                                               January     January     January     January
                                                                         31, 1999    31, 1998    31, 1999    31, 1998
-------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                          $5,212     $10,759    ($29,862)    $21,621

Currency translation adjustment                                               852      (1,721)      4,738      (1,019)
Unrealised gain (loss) on available-for-sale securities, net of tax            69          27         113         131
-------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                $6,133      $9,065    ($25,011)    $20,733
-------------------------------------------------------------------------------------------------------------------------

4


                  CONSOLIDATED BALANCE SHEETS - IN U.S. FORMAT

 .........................................................................................................................
                                                                                                 January 31,  April 30,
(In thousands of U.S. dollars) (unaudited)                                                           1999        1998
-------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
      Cash, cash equivalents and short term investments                                             $118,964    $118,572
      Accounts receivable, net                                                                       112,220     110,571
      Prepaid expenses and other assets                                                               13,400      11,015
 .........................................................................................................................
Total current assets                                                                                 244,584     240,158
 .........................................................................................................................
Fixed assets:
      Property, plant and equipment, net                                                              47,354      51,071
      Goodwill, net                                                                                    8,723       6,983
      Software product assets, net                                                                    17,242      25,738
      Other assets                                                                                     7,670       9,124
-------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                        $325,573    $333,074
-------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
      Deferred revenue                                                                               $67,601     $59,117
      Accounts payable and other current liabilities                                                  86,007      86,810
 .........................................................................................................................
Total current liabilities                                                                            153,608     145,927
Long term liabilities                                                                                 15,006      15,073
-------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                    168,614     161,000
-------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                                                 156,959     172,074
-------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                          $325,573    $333,074
-------------------------------------------------------------------------------------------------------------------------

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - IN U.S. FORMAT

1.  Basis of preparation

The basis of preparation of the financial information in these U.S. consolidated financial statements is set out on page 8.

2.  Change of accounting year end

In November 1998, the Company announced that it had elected to change its accounting year end from January 31 to April 30. Consequently, these U.S. consolidated financial statements report the results of the Company for the current fiscal year commencing May 1, 1998 and for the prior fiscal year commencing May 1, 1997.

3.  Acquisitions

On September 24, 1998 the Company acquired all of the share capital of INTERSOLV, Inc., ("INTERSOLV"), in exchange for 63,084,000 ordinary shares in the Company and assumption of all outstanding employee stock options, which represented a value of approximately $270 million on the date the transaction was completed. INTERSOLV, a publicly-quoted U.S. company based in Rockville, Maryland, was a provider of applications enablement technology and related services. In using the pooling-of-interests method and, accordingly, all financial data presented in these U.S. consolidated financial statements have been restated to combine the results of MERANT and INTERSOLV. In the second quarter of the current fiscal year, ended October 31, 1998, the Company incurred pre-tax charges of approximately $25.6 million in connection with activities to complete the transaction and approximately $24.1 million in other one time charges related to the transaction.

In August, the Company acquired all of the share capital of its Australian distributor, Advanced Software Engineering, Pty Ltd., ("ASE") for $4.0 million in cash. This transaction has been accounted for using the purchase method, and, accordingly, the results of operations of ASE have been combined with those of MERANT for the period since acquisition. Acquisition costs have been allocated between the identifiable assets and liabilities based on their respective fair values, and the excess has been allocated to goodwill.

4.  Dividends

Following established Company policy, the Directors do not intend to recommend payment of a dividend.

               CONSOLIDATED PROFIT & LOSS ACCOUNT - IN U.K. FORMAT

 .........................................................................................................................
                                                                              Six       Six       Twelve      Twelve
                                                                           months    months       months      months
                                                                            ended     ended        ended       ended
                                                                          January   January      January     January
                                                                              31,       31,          31,         31,
                                                                             1999      1998         1999        1998
                                                                         (unaudited) (unaudited) (unaudited)
                                                                           GBP '000    GBP '000    GBP '000    GBP '000
-------------------------------------------------------------------------------------------------------------------------
                                                  Notes
-------------------------------------------------------------------------------------------------------------------------
Revenue                                             6                       97,479      55,666      156,121     97,015
-------------------------------------------------------------------------------------------------------------------------
Costs and expenses
      Cost of revenue                                                       26,690      13,094       39,024     22,835
      Research and development                                              15,482      10,231       25,689     19,679
      Sales and marketing                                                   38,348      20,035       60,980     35,289
      General and administrative                    5                       21,759       3,557       26,484      6,476
-------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                                   102,279      46,917      152,177     84,279
-------------------------------------------------------------------------------------------------------------------------
Operating (loss) profit                             6                       (4,800)      8,749        3,944     12,736
Exceptional item                                    7                      (11,831)          -       11,831)         -
 .........................................................................................................................
Loss/(profit) before interest and taxation                                 (16,631)      8,749       (7,887)    12,736
Interest income, net                                                         2,115       1,297        3,428      2,481
 .........................................................................................................................
Loss/(profit) before taxation                                              (14,516)     10,046       (4,459)    15,217
Taxation                                            8                          176      (3,085)      (3,093)    (4,791)
-------------------------------------------------------------------------------------------------------------------------
Loss/(profit) for the period after taxation                                (14,340)      6,961       (7,552)    10,426
-------------------------------------------------------------------------------------------------------------------------
(Loss)/earnings per share: basic                    9                       (11.8)p       9.3p        (7.3)p     14.0p
(Loss)/earnings per share: diluted                  9                       (11.8)p       8.8p        (7.3)p     13.3p
-------------------------------------------------------------------------------------------------------------------------
Number of shares: basic  (thousands)                9                       121,331     75,162       103,214    74,626
Number of shares: diluted  (thousands)              9                       121,331     79,199       103,214    78,526
-------------------------------------------------------------------------------------------------------------------------
Note: Shares and per-share data for all periods presented above reflect the 5-for-1 stock split of the Company's ordinary shares, which was effective as of close of business on March 13, 1998.

                  CONSOLIDATED BALANCE SHEET - IN U.K. FORMAT

 .........................................................................................................................
                                                                                                  January 31  January 31
                                                                                                     1999        1998
                                                                                                 (Unaudited)
                                                                                                   GBP '000     GBP '000
-------------------------------------------------------------------------------------------------------------------------
Fixed assets:
      Intangible fixed assets                                                                        141,603      12,394
      Tangible fixed assets                                                                           28,704      23,836
      Investment                                                                                       4,425       4,886
-------------------------------------------------------------------------------------------------------------------------
Total fixed assets                                                                                   174,732      41,116
-------------------------------------------------------------------------------------------------------------------------
Current assets
      Stock                                                                                            1,197         317
      Debtors                                                                                         79,524      30,873
      Cash and bank deposits                                                                          72,100      51,518
 .........................................................................................................................
Total current assets                                                                                 152,821      82,708
 .........................................................................................................................
Creditors: amounts falling due within one year
      Deferred revenue                                                                                40,969      20,030
      Accrued expenses and other current liabilities                                                  51,276      26,483
-------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                             92,245      46,513
-------------------------------------------------------------------------------------------------------------------------
Net current assets                                                                                    60,576      36,195
-------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                                235,308      77,311
Creditors: amounts falling due after more than one year                                                    4          12
Provision for liabilities and charges: deferred taxation                                               9,093       6,407
-------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                           226,211      70,892
-------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                                                 226,211      70,892
-------------------------------------------------------------------------------------------------------------------------

6

           STATEMENT OF RECOGNISED GAINS AND LOSSES - IN U.K. FORMAT

 .........................................................................................................................
                                                                              Six       Six       Twelve      Twelve
                                                                           months    months       months      months
                                                                            ended     ended        ended       ended
                                                                          January   January      January     January
                                                                              31,       31,          31,         31,
                                                                             1999      1998         1999        1998
                                                                         (unaudited) (unaudited) (unaudited)
                                                                           GBP '000    GBP '000    GBP '000    GBP '000
-------------------------------------------------------------------------------------------------------------------------
(Loss)/profit after taxation                                               (14,340)      6,961      (7,552)     10,426
Foreign exchange losses                                                       (206)       (189)       (605)     (1,122)
-------------------------------------------------------------------------------------------------------------------------
Total recognised gains and losses                                          (14,546)      6,772      (8,157)      9,304
-------------------------------------------------------------------------------------------------------------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - UK FORMAT

1.  Basis of preparation

The basis of preparation of the financial information in these U.K. consolidated financial statements is set out on page 8.

2.  Change of accounting year end

In November 1998, the Company announced that it had elected to change its accounting year-end from January 31 to April 30. As a result, the current accounting year will run for the fifteen-month period to April 30, 1999, and the Company is therefore issuing this second interim report covering the six-month period to January 31, 1999

3.  Acquisitions

On September 24, 1998 the Company acquired all of the share capital of INTERSOLV, Inc. ("INTERSOLV"), in exchange for 63,084,000 ordinary shares in the Company and assumption of all outstanding employee stock options, which represented a value of approximately GBP 160 million on the date the acquisition was completed. INTERSOLV, a publicly-quoted U.S. company based in Rockville, Maryland, U.S.A., was a provider of applications enablement technology and related services.

In August, the Company acquired all of the share capital of its Australian distributor, Advanced Software Engineering, Pty Ltd., ("ASE") for GBP 2.4 million in cash.

In accordance with U.K. GAAP, both transactions have been accounted for as acquisitions, and accordingly, the results of operations of INTERSOLV and ASE have been combined with those of MERANT for the periods since their respective acquisitions. Acquisition costs have been allocated between the identifiable assets and liabilities based on their respective fair values, and the excess has been allocated to goodwill.

4.  Goodwill

In 1997, the Accounting Standards Board ("ASB") issued Financial Reporting Standard 10 - Goodwill and Intangible Assets ("FRS 10"), which the Company is required to adopt with effect from the beginning of its current financial year. In accordance with FRS 10, goodwill arising on acquisitions has been capitalised as an intangible asset. Amortisation of the capitalised amounts will be charged to operations over the estimated useful economic lives of the underlying assets. In 1998, the ASB issued FRS 11 - Impairment of Fixed Assets and Goodwill, which the Company is also required to adopt with effect from this reporting period. Implementation of this standard has not had a material effect on the results of the Company in the current period.

5. General and administrative costs

General and administrative costs for the six months ended January 31, 1999 includes a provision of GBP 12,399,000 for amortisation of the goodwill which arose on the acquisition of INTERSOLV (January 31, 1998: GBP nil).

6.  Revenue and operating profit/(loss)

Revenue and operating profit/(loss) for the current accounting period and for the year-to-date are analysed below between continuing operations and those resulting from acquisitions. In the previous accounting period, for the year ended January 31 1998, the results of operations attributable to acquisitions was not material.

Six months ended January 31 1999:

 ........................................................................ .........................................
                                                                             Continuing   Acquisitions  Total
                                                                             operations
                                                                              GBP '000      GBP '000   GBP '000
------------------------------------------------------------------------------------------------------------------
Revenue                                                                        51,546        45,933     97,479
Operating (loss)/profit                                                         1,394        (6,194)    (4,800)
------------------------------------------------------------------------------------------------------------------
Twelve months ended January 31 1999:
 ..................................................................................................................
                                                                             Continuing   Acquisitions  Total
                                                                             operations
                                                                              GBP '000     GBP '000   GBP '000
------------------------------------------------------------------------------------------------------------------
Revenue                                                                       108,897        47,224    156,121
Operating (loss)/profit                                                         9,749        (5,805)     3,944
------------------------------------------------------------------------------------------------------------------

7.  Exceptional item

Provision has been made in the current period ended January 31, 1999 for restructuring charges arising as a direct or indirect result of the acquisition of INTERSOLV. This charge has been recorded as an exceptional item.

8.  Taxation

The (credit)/charge for taxation includes the following:

 ........................................................................ .......
                                     Six           Six       Twelve       Twelve
                                  months        months       months       months
                                   ended         ended        ended        ended
                                 January       January      January      January
                                31, 1999      31, 1998     31, 1999     31, 1998
                              (unaudited)   (unaudited)  (unaudited)
                                GBP '000      GBP '000     GBP '000     GBP '000
--------------------------------------------------------------------------------
UK                                 (931)         2,073         1,444       3,163
Overseas                            735          1,048         1,649       1,628
--------------------------------------------------------------------------------
                                   (176)         3,085         3,093       4,791
--------------------------------------------------------------------------------


The credit for taxation in the current period includes the following:

--------------------------------------------------------------------------------
Attributable to operating loss                                             3,492
Attributable to exceptional items                                        (3,668)
--------------------------------------------------------------------------------
                                                                           (176)
--------------------------------------------------------------------------------

9.  Earnings per share

In 1998, the ASB issued FRS 14 - Earnings Per Share, which the Company is required to adopt with effect from this reporting period. All earnings per share data in these U.K. consolidated financial statements have been restated to comply with FRS 14.

10.  Dividends

In line with established Company policy, the Directors do not intend to Recommend payment of a dividend.

CONSOLIDATED FINANCIAL STATEMENTS - BASIS OF CONSOLIDATION

For the benefit of U.S. and U.K.-based shareholders the financial statements are presented separately in U.S. and U.K. formats.

These financial statements have been prepared in accordance with both U.S. and U.K. generally accepted accounting principles on the basis of the accounting policies set out in the 1998 Annual Report, except - in the case of the U.K. format statements - for the changes in accounting policy resulting from the implementation of FRS 10 "Goodwill and Intangible Assets", FRS 11 "Impairment of Fixed Assets and Goodwill" and FRS 12 "Provisions and Contingencies" and for the change in presentation resulting from implementation of FRS 14 "Earnings Per Share", and should be read in conjunction with the financial statements contained therein. The taxation charge is calculated by applying the directors' best estimate of the annual tax charge to the results for the period. Other expenses are accrued in accordance with the same principles used in the preparation of the annual financial statements.

The financial information contained in this report does not constitute statutory accounts as defined in Section 240 of the U.K. Companies Act 1985. The figures for the year ended January 31 1998 are based on the audited financial statements which have been filed with the U.K. Registrar of Companies; the auditor's reports on both the U.S. and U.K. financial statements for the year ended January 31 1998 were unqualified.
--------------------------------------------------------------------------------

REPORT OF THE AUDITORS TO MERANT PLC

We have reviewed the interim financial information set out on pages 6 and 7 in respect of the six months ended January 31 1999, which is the responsibility of, and has been approved by, the directors. Our responsibility is to report on the results of our review.

Our review was carried out having regard to the Bulletin "Review of interim financial information" issued by the Auditing Practices Board. This review consisted principally of obtaining an understanding of the process for the preparation of the interim financial information, applying analytical procedures to the underlying financial data, assessing whether accounting policies have been consistently applied, and making enquiries of the group's management responsible for financial and accounting matters. The review excluded audit procedures such as tests of controls and verification of assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with Auditing Standards.

Accordingly we do not express an audit opinion on the interim financial information.

On the basis of our review:

     We are not aware of any material modifications that should be made to the interim financial information as presented, and

     In our opinion the interim financial information has been prepared using accounting policies consistent with those adopted by MERANT plc in its financial statements for the year ended January 31 1998, except for the changes in accounting policy and presentation following adoption of FRS 10, FRS 11, FRS 12 and FRS 14, as disclosed above.

Ernst & Young
Reading, England
April 30, 1999

COMPANY INFORMATION

Registered office and U.K. head office
MERANT plc
The Lawn, 22-30 Old Bath Road,
Newbury, Berkshire, RG14 1QN

U.S. head office
MERANT Inc.,
701 East Middlefield Road,
Mountain View, CA 94043

Stock Market symbols
MRN  (London Stock Exchange)
MRNT (Nasdaq National Market)

Stockbrokers
Warburg Dillon Read,
1 Finsbury Square
London EC2M 2PA, U.K.

Registrars and Transfer
Office Lloyds Bank
The Causeway, Worthing,
West Sussex BN99 6DA, U.K.

ADS Depositary
Bank of New York
101 Barclay Street, 22nd Floor
New York, NY 10286, U.S.A.


CONTACT INFORMATION

U.K.
Corporate Headquarters
Newbury
The Lawn , 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN
Telephone: (+44) 1635 32646

U.S.A
Mountain View
701 East Middlfield Road
Mountain View, California 94043
Telephone: 650-938-3700
Fax: 650-404-7414

Other worldwide and regional office information is available on the Internet at www.merant.com/worldwide



                                     [Logo]

                                   MERANT(TM)

                        When Development Means Business

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MERANT plc
                                        (Registrant)


Date:  May 158, 1999                 By: /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer